Art 5-27-2003

5 11 3

03015839

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAY 1 3 2003

DIVISION OF MARKET REGULATION

VF 5-23-03

[UNIT]ED STATES
[SECURITIES AND] EXCHANGE COMMISSION
[Washin]gton, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 24823

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Krieger-Campbell, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3608 Grand Avenue
(No. and Street)

Oakland	CA	94610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Campbell 510-444-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burger & Corrick
(Name – *if individual, state last, first, middle name*)

1280 Civic Drive, Suite 208	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard M. Campbell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Krieger-Campbell, Incorporated, as of March 31, 2002, 20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GISELLE JILES
Comm. # 1214057
NOTARY PUBLIC - CALIFORNIA
Alameda County
My Comm. Expires Apr. 23, 2003

Notary Public

Signature

Vice President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Burger & Corrick
CERTIFIED PUBLIC ACCOUNTANTS

Krieger-Campbell, Incorporated

Financial Statements

March 31, 2002

(With Auditors' Report Thereon)

1280 CIVIC DRIVE, SUITE 208, WALNUT CREEK, CA 94596
Telephone (925) 939-6800 • Fax (925) 939-6804

Burger & Corrick
CERTIFIED PUBLIC ACCOUNTANTS

Krieger-Campbell, Incorporated

Table of Contents

March 31, 2002

Accountants' Report....1

Financial Statements

Balance Sheet....2

Statement of Income....3

Statement of Changes in Stockholders' Equity....4

Statement of Cash Flows....5

Statement of Changes in Liabilities Subordinated to Claims of General Creditors....6

Notes to Financial Statements....7 - 11

Schedule I....12 - 13

Schedules II and III....14

Internal Accounting Control Report.... 15 -16

1280 CIVIC DRIVE, SUITE 208, WALNUT CREEK, CA 94596
Telephone (925) 939-6800 • Fax (925) 939-6804

Burger & Corrick

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Krieger-Campbell, Incorporated

We have audited the balance sheet of Krieger-Campbell, Incorporated, as of March 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Krieger-Campbell, Incorporated as of March 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Burger & Corrick

Walnut Creek, California
May 9, 2002

Burger & Corrick
Certified Public Accountants

1280 CIVIC DRIVE, SUITE 208, WALNUT CREEK, CA 94596
Telephone (925) 939-6800 • Fax (925) 939-6804

Krieger-Campbell, Incorporated
Balance Sheet
March 31, 2002

Assets

Current Assets		
Cash	$	103,585
Accounts Receivable		51,650
Prepaid Income Taxes		132
Total Current Assets		155,367
Investment in Tri - Tal Realty		3,004
Property, Plant and Equipment (net)		2,799
Total Assets	$	161,170

Liabilities and Stockholders' Equity

Current Liabilities		
Accounts Payable	$	47
Total Current Liabilities		47
Deferred Income Taxes		20,271
Total Liabilities		20,318
Stockholders' Equity		
Capital Stock		30,000
Retained Earnings		110,852
Total Stockholders' Equity		140,852
Total Liabilities and Stockholders' Equity	$	161,170

Krieger-Campbell, Incorporated
Statement of Income
For the Year Ended March 31, 2002

Revenues		
Investment Commissions	$	398,235
Insurance Commissions		46,168
Management and Consulting Fees		2,325
Partnership Income		476
Other Income		13,888
Total Revenues		461,092
Operating Expenses		
Advertising and Promotion		5,297
Automobile		4,174
Taxes and Licenses		1,321
Depreciation		1,505
Dues and Subscriptions		1,865
Entertainment		5,392
Group Medical		14,679
Insurance		17,084
Library and Research		3,244
Medical Reimbursement		23,997
Other Expense		5,591
Office		3,531
Payroll Taxes		21,756
Postage		1,710
Professional Fees		9,717
Profit Sharing Plan		45,525
Rent		23,544
Salaries		303,497
Telephone		3,384
Travel		744
Total Operating Expenses		497,557
Loss from Operations		(36,465)
Other Income and (Expense)		
Interest Income		68
Dividend Income		3,783
Total Other Income		3,851
Loss Before Income Taxes		(32,614)
Income Taxes		12,378
Net Loss	$	(20,236)

See Accountants' Report and Accompanying Notes

Krieger-Campbell, Incorporated
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2002

	Shares	Amount	Retained Earnings	Total
Balance at April 1, 2001	30,000	$30,000	$131,088	$161,088
Net Income (Loss)			(20,236)	(20,236)
Balance at March 31, 2002	30,000	$30,000	$110,852	$140,852

See Accountants' Report and Accompanying Notes

Krieger-Campbell, Incorporated
Statement of Cash Flows
For the Year Ended March 31, 2002

Cash flows from operating activities		
Net Income (Loss)	$	(20,236)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		1,505
(Increase) Decrease in Accounts Receivable		36,069
(Increase) Decrease in Prepaid Income Taxes		(77)
Increase (Decrease) in Accounts Payable		(1,695)
Increase (Decrease) in Deferred Income taxes		(13,763)
Total adjustments		22,039
Net cash provided (used) by operating activities		1,803
Cash flow from investing activities:		
Increase in Investment in Tri-Tal Realty		(476)
Purchase of Property and Equipment		(1,077)
Net cash provided (used) by investing activities		(1,553)
Net increase (decrease) in cash and equivalents		250
Cash and equivalents, beginning of year		103,335
Cash and equivalents, end of year	$	103,585
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income Taxes		1,462

Krieger-Campbell, Incorporated
Statement of Changes In Liabilities
Subordinated to Claims of General Creditors
For the Year Ended March 31, 2002

Subordinated Liabilities at Beginning of Year	$	0
Change in Subordinated Liabilities For Year		0
Subordinated Liabilities at End of Year	$	0

Krieger-Campbell, Incorporated
Notes to Financial Statements
March 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment

Furniture and equipment are stated at cost. The Company depreciates its furniture and equipment using the straight-line and declining balance methods over the estimated useful lives of the related assets.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes arising primarily from differences resulting from items of income and expense reported using the accrual basis of accounting for financial purposes and the cash basis of accounting for tax purposes.

Deferred income taxes are determined using the tax rate expected to be in effect when the taxes are actually paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - ORGANIZATION

Krieger-Campbell, Incorporated (the Company) was formed to provide financial planning and evaluation and economic studies for its clients. The Company earns investment and insurance commissions and provides management, consulting, and administration services to its clients.

NOTE 3 - CONSOLIDATIONS

Krieger-Campbell, Incorporated accounts for the 75% Co-General Partnership interest in Tri-Tal Realty using the equity method.

NOTE 4 - FURNITURE AND EQUIPMENT

The following is a summary of furniture and equipment:

Furniture and Fixtures	$17,707
Computer Equipment	22,274
Leasehold Improvements	6,147
Other Equipment	2,866
Total Furniture and Equipment	$48,994
Less Accumulated Depreciation	46,195
Furniture and Equipment, net	$2,799

Depreciation expense for the year ended March 31, 2002 was $1,505.

NOTE 5 - INCOME TAXES

The income tax provision at March 31, 2002 consists of the following:

	Federal	State	Total
Current	$585	$800	$1,385
Deferred	(10,927)	(2,836)	(13,763)
Total	($10,342)	($2,036)	($12,378)

At March 31, 2002, the net deferred income tax liability in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities:

Deferred Tax Asset	$306
Deferred Tax Liability	(20,577)
Net Deferred Tax Liability	($20,271)

At March 31, 2002, the deferred tax asset results from the use of differing depreciation methods for financial and tax reporting purposes. The deferred tax liability results primarily from differences between items of income and expense resulting from the use of the accrual basis of accounting for financial reporting and the cash basis of accounting for tax reporting purposes.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1); which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2002, the company had net capital of $93,961 which was $88,961 in excess of its required net capital of $5,000. The Company's percentage of aggregated indebtedness to net capital at March 31, 2002 was 22.0%.

NOTE 7 - PROFIT SHARING PLAN

The Company has a profit sharing plan covering substantially all eligible employees. Contributions are made at the Company's discretion. Contributions of $45,525 were made to the plan for the year ended March 31, 2002.

NOTE 8 - RELATED PARTY TRANSACTIONS

Krieger-Campbell, Incorporated has entered into agreements with the following related parties:

1) Tri-Tal Realty - Krieger-Campbell, Incorporated owns a 75% Co-General Partnership interest in Tri-Tal Realty. During the year ended March 31, 2002, Krieger-Campbell, Incorporated received a share of Tri-Tal Realty profits of $476. Tri-Tal Realty is a real estate brokerage company which earns commissions and management fees from properties owned by other entities. Tri-Tal Realty had no liabilities, or related party receivables or payables as of March 31, 2002.

2) K-C Investments - The Shareholders of Krieger-Campbell, Incorporated own 100% of K-C Investments (a partnership). K-C Investments invests in real estate rental properties and deeds of trust. There were no related party receivables, payables, income or expenses as of March 31, 2002.

NOTE 9 - LEASES

The Company leases office facilities under an operating lease which expired on June 30, 2001. Rent expense charged to operations during the year ended March 31, 2002 was $23,544. The Company has a 3-year renewal option which commenced on July 1, 2001. Until agreement is reached, the lease is on a month to month basis at $1,985 per month.

At March 31, 2002, future minimum lease payments are:

March 31	Amount
2003	$0
2004	0
2005	0
2006	0
2007	0
Total	$0

NOTE 10 - CONCENTRATION OF RISK

Major Client

Investment commissions from one unaffiliated company totaled 49% of revenues for the year ended March 31, 2002. Accounts receivable from the unaffiliated company on March 31, 2002 accounted for 8% of net accounts receivable.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivables. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit with respect to accounts receivable exist with one unaffiliated company which account for 87% of net accounts receivable on March 31, 2002.

Krieger-Campbell, Incorporated
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
March 31, 2002

Net Capital	
Total Stockholders' Equity	$140,852
Deduct Stockholders' Equity not Allowable for Net Capital	0
Total Stockholders' Equity Allowable for Net Capital	$140,852
Add: A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital	0
B. Other (deductions) or allowable credits Tax Liability on nonallowable assets	12,716
Total Capital and allowable subordinated Liabilities	$153,568
Less: Deductions and/or Charges:	
A. Non-allowable Assets	
Receivable from non-customers	(51,650)
Investment in Tri-Tal Realty	(3,004)
Property and Equipment	(2,799)
Prepaid Taxes	(132)
Deferred Tax Asset	0
B. Secured Demand Note Deficiency	0
C. Commodity Futures Contracts and Spot Commodities Proprietary Capital Charges	0
D. Other Deductions and/or Charges	0
Other Additions and/or allowable Credits.	0
Net Capital before Haircuts and Securities Positions	$95,983
Haircuts on Securities computed, where applicable Pursuant to Rule 15c3-1(f):	
A. Contractual Securities	0
B. Subordinated Securities Borrowings	0
C. Trading and Investment Securities:	
1. Exempted Securities	0
2. Debt Securities	0
3. Options	0
4. Other Securities	0
D. Undue Concentration	0
E. Other	(2,022)
Net Capital	$93,961

Krieger-Campbell, Incorporated
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
March 31, 2002

Aggregate Indebtedness:	
Items included in Statement of Financial Condition:	
Accounts Payable	$47
Payroll Taxes Payable	0
Federal Taxes Payable	0
Deferred Income Taxes	20,271
Add: Drafts for Immediate Credit Market value of securities borrowed for which no equivalent value is paid or credited	0
Other Unrecorded Amounts	0
Total Aggregate Indebtedness	$20,318
Computation of Basic Net Capital Requirements:	
Minimum Net Capital Required (greater of 6.67% of aggregate indebtedness or minimum dollar net capital requirement of $5,000)	$5,000
Excess Net Capital	$88,961
Excess Net Capital at 100% (Net capital less 10% of aggregated Indebtedness)	$91,929
Reconciliation with Company's computation (included in part IIA of Form X-17A-5 as of March 31, 2000):	
Net Capital as reported in Company's part IIA (unaudited) FOCUS Report	$80,196
Audit Adjustments	
Accounts Payable	0
Rounding	2
Deferred Income Taxes	$13,763
Audited Net Capital	$93,961

See Accountants' Report and Accompanying Notes

Krieger-Campbell, Incorporated
Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
March 31,2002

During the year ended March 31, 2002, the Company carried no margin accounts, did not hold funds or securities for, or owe money or securities to customers. Therefore the Formula for Determination of Reserve Requirement under Rule 15c3-3 was not applied since the various items required in the formula were non-existent in the circumstances as described. A weekly determination of the required balance in the special Reserve Account for the Exclusive Benefit of Customers, under the reserve formula, was not appropriate under these circumstances. No deposits to this special account were required during the year ended March 31, 2002.

Schedule III
Information Relating to the Possession of Control Requirements
Pursuant to Rule 15c3-3
March 31, 2002

The Company held no securities during the year ended March 31, 2002.

Burger ◆ Corrick
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Krieger-Campbell, Incorporated
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at March 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Burger & Corrick

Walnut Creek, California
May 9, 2002

Burger & Corrick
Certified Public Accountants

1280 CIVIC DRIVE, SUITE 208, WALNUT CREEK, CA 94596
Telephone (925) 939-6800 • Fax (925) 939-6804

Burger & Corrick
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Krieger-Campbell, Incorporated
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at March 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Burger & Corrick

Walnut Creek, California
May 9, 2002

Burger & Corrick
Certified Public Accountants

1280 CIVIC DRIVE, SUITE 208, WALNUT CREEK, CA 94596
Telephone (925) 939-6800 • Fax (925) 939-6804